

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

David S. Sassoon
General Counsel
FXCM Inc.
32 Old Slip
New, NY 10005

Re: FXCM Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 12, 2010
File No. 333-169234

Dear Mr. Sassoon:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We are subject to risk of default…, page 31

1.   We note your revised disclosure in response to comment 26 in our letter dated October 1, 2010. Please add disclosure regarding any potential risks relating to the fact that JP Morgan Chase and HSBC together hold approximately 70% of all of your funds.

Organizational Structure Following this Offering, page 42

2.   If applicable, please clarify your disclosure to clearly differentiate the difference between existing owners <u>selling</u> Holdings Units to FXCM Inc. and <u>exchanging</u> Holdings Units as of and subsequent to the first anniversary of the closing of the offering.

Reclassification and Amendment…, page 44

3.   We note your added disclosure in the second paragraph regarding the ability of FXCM
        Inc. to determine when distributions will be made to the members of FXCM Holdings,
        LLC, as well as the amount of any such distributions. Please consider adding related
        disclosure to your risk factor on page 35, in light of the fact that the existing owners of
        FXCM Holdings, LLC will have voting control over FXCM Inc., and their interest in
        making distributions (to themselves) may differ from those of your public shareholders.

4.   We note your disclosure that the limited liability agreement of FXCM Holdings LLC will
        be modified prior to the completion of the offering to modify its capital structure. Tell us
        how you have applied the guidance in SAB Topic 4C in determining that it is not
        necessary to retroactively restate the financial statements of FXCM Holdings LLC to give
        effect to the change in capital structure. Additionally, please explain to us whether there
        will be any change in terms between the units currently held by existing owners of
        FXCM Holdings LLC and the holding units that will be created as a result of the
        amendment.

Exchange Agreement, page 44

5.   In the first sentence, please specify the point at which you will enter into the exchange
        agreement with your existing owners.

6.   Please discuss the impact that a share exchange would have on the Class B shares held by
        the existing owner.

Offering Transactions, page 45

7.   Refer to the first sentence in this section. Please revise to disclose timing for the new
        issuance of Holdings Units, as well as the number that FXCM Inc. intends to purchase.
        We note your related response to comment 29, in which you state that you will acquire
        outstanding Holdings Units from existing owners and newly-issued Holdings Units from
        FXCM Holdings, LLC in an aggregate number equal to the number of shares of Class A
        common stock that it issues in the offering. Please explain this in greater detail in the
        document.   Clarify what you are trying to achieve by making these amounts equal.

8.   With regard to the sale of newly-issued Holdings Units to FXCM Inc., please discuss the
        dilutive effect on the existing owners, if applicable.

9.   We note your response to comment 32; however, we also note your disclosure on page 45
        that states that FXCM Inc. will purchase outstanding Holdings Units from your existing
        owners "[a]t the time of this offering." If, at the time of this offering, the existing owners

will have the option to be cashed out but will not have the option to exchange their Holdings Units for shares of Class A common stock, please revise to clarify as such.

10.   In the second sentence in the second paragraph of this section, please clarify that the one-for-one exchange may occur from and after the first anniversary of the closing of the offering.

11.   We have read your response to our prior comment 33. Please explain to us in sufficient detail the common control relationship that exists between FXCM Inc. and FXCM Holdings prior to the reorganization transaction.

Regulated Subsidiaries, page 46

12.   We note your additional disclosure in response to comment 35 that certain of your white labels do not identify the jurisdictions in which their customers are resident. Please tell us what percentage of your business this represents and consider adding risk factor disclosure if appropriate.

Dividend Policy, page 48

13.   We note your enhanced disclosure related to your ability to pay future dividends. Please explain to us your factual basis for asserting that future cash flows will be sufficient to pay the dividend. This factual basis would include contracts signed as of the date of your filing that provide predictable cash inflows for the company in future periods. To the extent no factual basis exists, we believe this information would more appropriately be presented in the form of a financial forecast in accordance with Rule 11-3 of Regulation S-X.

14.   Refer to the fifth paragraph in this section. Please disclose whether these distributions are all tax-related distributions. Please also disclose whether you intend that future distributions will only be tax-related distributions.

Unaudited Pro Forma Consolidated Statements of Financial Condition, page 53

15.   Please update endnote (1) to indicate that the acquisition has closed as of October 1, 2010. Specifically, refer to the second paragraph under such endnote.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

Regulatory Environment, page 63

16.   We note your response to comment 47 in our letter dated October 1, 2010. We note that the China Banking and Regulatory Commission maintains prohibitions on foreign exchange trading. Please tell us why your business in China is not subject to these prohibitions.

Acquisition of ODL, page 100

17.   Please tell us the exemption from registration you relied on in your issuance of equity interests to ODL shareholders.

Our Products and Services, page 101

18.   We note your response to comment 58 in our letter dated October 1, 2010 and reissue that comment in part. Please expand your risk factor disclosure to state that to the extent your CFD business constitutes an offer or sale of securities under the U.S. federal securities laws, you would need to comply with those U.S. federal securities laws. Please also describe the impact this may have on your business.

FXCM Holdings, LLC as of and for the Years Ended December 31, 2009, 2008 and 2007, page F-15

Consolidated Statements of Operations and Comprehensive Income, page F-7

19.   We have considered your response to our prior comment 70. We remain unclear how you have determined it is appropriate to classify referring broker fees outside of operating expenses. Please tell us your basis in GAAP for your presentation, or revise your financial statements accordingly.

ODL Group Limited, page F-48

10. Financial Assets at Fair Value Through Profit and Loss, page F-62

20.   We have read your response to our prior comment 75 and the related revisions to your footnote disclosure. Please provide us with an analysis quantifying the classes of assets held in financial assets at fair value through profit and loss and the separate transactions included in your "net movement" line item for the year ended December 31, 2009. Please consider enhancing your footnote disclosure to include this information.

32. Reconciliation Between U.K. and U.S. GAAP, page F-79

Additional disclosure requirement under U.S. GAAP, page F-80

21.   We note your response to our prior comment 79 and the related additional disclosure in your footnotes. Please explain to us why the entire amount of "cash at bank and in hand including short term deposits – client funds" wouldn't be considered restricted cash in accordance with U.S. GAAP. Additionally, please tell us why you have not adjusted your consolidated statement of cash flow information on page F-82 to eliminate the impacts of restricted cash to comply with the presentation requirements of U.S. GAAP.

Exhibits

22.   We note that you have filed with this amendment the ODL Share Purchase Agreement as Exhibit 10.8 and omitted various schedules to that agreement. Please note that Item 601(b)(10) of Regulation S-K requires that exhibits filed pursuant to paragraph (b)(10) be filed in their entirety, including all schedules to those exhibits. Please refile this exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Joshua Ford Bonnie
Simpson Thacher & Bartlett LLP
212-455-2502